Algonquin Power & Utilities Corp. Announces 2023 Fourth Quarter and Full Year Financial Results
OAKVILLE, Ontario - March 8, 2024 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the fourth quarter and full year ended December 31, 2023. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“2023 was a decision year for the Company, with the termination of the Kentucky Power transaction and announcement of the planned refocusing of the Company, including the proposed sale of our renewables business. We expect 2024 to be a transition year as we seek to reposition the Company towards a more efficient operating profile and a renewed strategy for the future,” said Chris Huskilson, Interim Chief Executive Officer of AQN. "Despite headwinds in 2023, we made progress. Our Regulated Services Group posted double-digit Divisional Operating Profit1 growth primarily from new rate implementations, reflecting recovery of and returns on investments we made in our systems. Additionally, our renewables business placed in service 453 MW of wind and solar generation. We are excited that in the midst of taking steps to simplify and focus the Company, our two businesses continued to grow."
Fourth Quarter and Full Year Financial Results
•Fourth Quarter Adjusted EBITDA1 of $334.3 million, an increase of 13%;
•Fourth Quarter Adjusted Net Earnings1 of $115.5 million, an increase of 18%;
•Fourth Quarter Adjusted Net Earnings1 per common share of $0.16, an increase of 14%;
•Annual Adjusted EBITDA1 of $1,235.4 million, an increase of 4%;
•Annual Adjusted Net Earnings1 of $372.0 million, a decrease of 11%;
•Annual Adjusted Net Earnings1 per common share of $0.53, a decrease of 13%, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended December 31			Twelve months ended December 31
	2023	2022	Change	2023	2022	Change
Revenue	$666.9	$748.0	(11)%	$2,698.0	$2,765.0	(2)%
Regulated Services Group Revenue	564.9	636.6	(11)%	2,315.7	2,330.0	(1)%
Renewable Energy Group Revenue	82.1	88.6	(7)%	296.3	350.8	(16)%
Net earnings (loss) attributable to shareholders	186.3	(74.4)	350%	28.7	(212.0)	114%
Per common share	0.27	(0.11)	345%	0.03	(0.33)	109%
Cash provided by operating activities	200.7	214.6	(6)%	628.0	619.1	1%
Adjusted Net Earnings[1]	115.5	97.6	18%	372.0	420.3	(11)%
Per common share	0.16	0.14	14%	0.53	0.61	(13)%
Adjusted EBITDA[1]	334.3	295.5	13%	1,235.4	1,192.8	4%
Regulated Services Group Divisional Operating Profit[1]	238.3	214.4	11%	954.1	863.6	10%
Renewable Energy Group Divisional Operating Profit[1]	107.6	101.5	6%	371.8	410.7	(9)%
Adjusted Funds from Operations[1]	198.9	191.9	4%	724.6	790.3	(8)%
Dividends per common share	0.1085	0.1808	(40)%	0.4340	0.7130	(39)%
Long-term Debt	8,516.0	7,512.0	13%	8,516.0	7,512.0	13%
1 Please refer to "Non-GAAP Measures" below for further details.

Fourth Quarter and Full Year 2023 Highlights
•Regulated growth from new rate implementations – The Regulated Services Group recorded year-over-year growth in Divisional Operating Profit of 10.5% due to the implementation of new rates and recovery of investments at the Company's CalPeco, Empire, Granite State and Bermuda Electric Systems as well as the Park Water and Pine Bluff Water Systems (see "Non-GAAP Measures" below). During March and April 2023, the Regulated Services Group received final rate case orders at its Apple Valley Water, Park Water and CalPeco Electric systems, with aggregate annual revenue increases of $29.6 million, including approximately $9.7 million due to increases in rate base. This evidences the Company's ongoing strategy and ability to recover invested capital for the benefit of customers.
•New renewable energy facilities constructed within the Renewable Energy Group – The Renewable Energy Group placed in service approximately 453 MW of new wind and solar generation in 2023. This was comprised primarily of the approximately 108 MW Shady Oaks II Wind Facility located in Illinois, the approximately 112 MW Deerfield II Wind Facility located in Michigan, the approximately 88 MW Sandy Ridge II Wind Facility located in Pennsylvania, the approximately 100 MW New Market Solar Facility located in Ohio, and the 25 MW Hayhurst Solar Facility in New Mexico.
Subsequent Events
•Simplification of development activities – On January 4, 2024, the Company purchased the remaining 50% of the equity of Liberty Development JV Inc. and Liberty Development Energy Solutions B.V. for $7.9 million as part of the Company’s ongoing effort to simplify the business.
•Issuance of approximately $305.5 million of Securitized Utility Tariff Bonds – On January 30, 2024, Empire District Bondco, LLC, a wholly-owned subsidiary of The Empire District Electric Company, completed an offering of approximately $180.5 million of aggregate principal amount of 4.943% Securitized Utility Tariff Bonds with a maturity date of January 1, 2035, and $125 million aggregate principal amount of 5.091% Securitized Utility Tariff Bonds with a maturity date of January 1, 2039, to recover previously incurred qualified extraordinary costs associated with Winter Storm Uri and energy transition costs related to the retirement of the Asbury generating plant.
•Issuance of $850 million Senior Unsecured Notes – On January 12, 2024, Liberty Utilities Co. completed an offering of $500 million aggregate principal amount of 5.577% senior notes due January 31, 2029 and $350 million aggregate principal amount of 5.869% senior notes due January 31, 2034. The net proceeds were used to repay indebtedness.
Outlook
•Financial outlook – Due to the uncertainty regarding the planned sale of its renewable energy business, the Company is not providing Adjusted Net Earnings per common share guidance for 2024 (see "Non-GAAP Measures" below).
AQN will file its annual consolidated financial statements, annual management discussion & analysis (the "Annual MD&A"), and Annual Information Form, each for the year ended December 31, 2023, with the applicable Canadian securities regulatory authorities. Copies of these documents and other supplemental information on AQN is made available on its website at www.AlgonquinPowerandUtilities.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings). A hard copy of AQN's annual consolidated financial statements for the year ended December 31, 2023 can be obtained free of charge upon request to InvestorRelations@APUCorp.com. AQN will also file its Form 40-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission.
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, March 8, 2024, hosted by Interim Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.

Date:	Friday, March 8, 2024
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	7706966
Webcast:	https://edge.media-server.com/mmc/p/4njwh3q5
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the Company’s pursuit of a sale of its renewable energy business; and the Company’s expectation that 2024 will be a transition year as the Company seeks to reposition itself towards a more efficient operating profile and a renewed strategy. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a sale or other separation transaction regarding the Company’s renewable energy business will occur, or that any of the intended benefits and aims of any such transaction will be realized. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual MD&A for the year ended December 31, 2023, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Other
The term “rate base” is used in this document. Rate base is a measure specific to rate-regulated utilities that is not intended to represent any financial measure as defined by U.S. GAAP. The measure is used by the regulatory authorities in the jurisdictions where the Company’s rate-regulated subsidiaries operate. The calculation of this measure may not be comparable to similarly-titled measures used by other companies.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), “Adjusted Funds from Operations”, "Divisional Operating Profit", “Net Utility Sales” and “Net Energy Sales”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Annual MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2023	2022	2023	2022
Net earnings (loss) attributable to shareholders	$186.3	$(74.4)	$28.7	$(212.0)
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	16.5	6.0	53.5	18.9
Income tax recovery	(1.2)	(28.6)	(86.3)	(61.5)
Interest expense	87.9	78.0	353.7	278.6
Other net losses[1]	13.9	2.1	132.9	21.4
Unrealized loss (gain) on energy derivatives included in revenue[2]	0.5	(2.1)	7.5	0.9
Asset impairment charge	23.5	159.6	23.5	159.6
Impairment of equity-method investee	—	75.9	—	75.9
Pension and post-employment non-service costs	4.8	4.6	19.9	11.0
Change in value of investments carried at fair value[3]	(122.8)	14.7	230.0	499.1
Costs related to tax equity financing	—	—	1.2	—
Gain on derivative financial instruments	(0.6)	(6.4)	(4.6)	(4.4)
Gain on sale of renewable assets	—	(62.8)	—	(64.0)
Loss on foreign exchange	3.4	14.1	8.4	13.8
Depreciation and amortization	122.1	114.8	467.0	455.5
Adjusted EBITDA	$334.3	$295.5	$1,235.4	$1,192.8

1	See Note 19 in the annual consolidated financial statements.
2	Includes $7.1 million of unrealized losses on derivatives included in equity income for the twelve months ended December 31, 2023. See Note 8 in the annual consolidated financial statements.
3	See Note 8 in the annual consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions except per share information)	2023	2022	2023	2022
Net earnings (loss) attributable to shareholders	$186.3	$(74.4)	$28.7	$(212.0)
Add (deduct):
Gain on derivative financial instruments	(0.6)	(6.4)	(4.6)	(4.4)
Gain on sale of renewable assets	—	(62.8)	—	(64.0)
Other net losses[1]	13.9	2.1	132.9	21.4
Asset impairment charge	23.5	159.6	23.5	159.6
Impairment of equity-method investee	—	75.9	—	75.9
Loss on foreign exchange	3.4	14.1	8.4	13.8
Unrealized loss (gain) on energy derivatives included in revenue[2]	0.5	(2.1)	7.5	0.9
Change in value of investments carried at fair value[3]	(122.8)	14.7	230.0	499.1
Costs related to tax equity financing	—	—	1.2	—
Adjustment for taxes related to above	11.3	(23.1)	(55.6)	(70.0)
Adjusted Net Earnings	$115.5	$97.6	$372.0	$420.3
Adjusted Net Earnings per common share	$0.16	$0.14	$0.53	$0.61

1	See Note 19 in the annual consolidated financial statements.
2	Includes $7.1 million of unrealized losses on derivatives included in equity income for the twelve months ended December 31, 2023. See Note 8 in the annual consolidated financial statements.
3	See Note 8 in the annual consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2023	2022	2023	2022
Cash provided by operating activities	$200.7	$214.6	$628.0	$619.1
Add (deduct):
Changes in non-cash operating items	(1.8)	41.2	86.3	221.6
Production based cash contributions from non-controlling interests	—	—	9.1	6.2
Gain on sale of renewable assets	—	(62.8)	—	(64.0)
Costs related to tax equity financing	—	—	1.2	—
Acquisition-related costs	—	(1.1)	—	7.4
Adjusted Funds from Operations	$198.9	$191.9	$724.6	$790.3

Reconciliation of Net Utility Sales and Regulated Services Group Divisional Operating Profit to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and Net Utility Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that these measures should not be construed as an alternative to revenue in accordance with U.S GAAP.
The following table shows the reconciliation of Net Utility Sales and Regulated Services Group Divisional Operating Profit to revenue:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2023	2022	2023	2022
Revenue
Regulated electricity distribution	$297.0	$325.8	$1,295.5	$1,278.9
Less: Regulated electricity purchased	(95.7)	(124.2)	(429.8)	(465.5)
Net Utility Sales - electricity	201.3	201.6	865.7	813.4
Regulated gas distribution	167.4	221.8	621.2	686.7
Less: Regulated gas purchased	(71.6)	(125.5)	(267.1)	(340.8)
Net Utility Sales - natural gas	95.8	96.3	354.1	345.9
Regulated water reclamation and distribution	100.5	89.0	399.1	364.4
Less: Regulated water purchased	(5.9)	(8.6)	(19.6)	(18.3)
Net Utility Sales - water reclamation and distribution	94.6	80.4	379.5	346.1
Other revenue[1]	11.6	14.5	51.1	54.2
Net Utility Sales[2]	403.3	392.8	1,650.4	1,559.6
Operating expenses	(193.4)	(185.8)	(786.6)	(736.5)
Income from long-term investments	11.6	5.2	45.0	21.9
HLBV[3]	16.8	2.2	45.3	18.6
Divisional Operating Profit[4]	$238.3	$214.4	$954.1	$863.6

1	See Note 21 in the annual consolidated financial statements.
2
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

3
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.

4
This table contains a reconciliation of Divisional Operating Profit to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Reconciliation of Net Energy Sales and Renewable Energy Group Divisional Operating Profit to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of Net Energy Sales and Renewable Energy Group Divisional Operating Profit to revenue:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2023	2022	2023	2022
Revenue[1]
Hydro	$9.0	$13.1	$35.4	$51.5
Wind	59.4	64.5	199.5	221.4
Solar	6.6	2.8	31.0	30.1
Thermal	7.1	8.2	30.4	47.8
Total Non-Regulated Energy Sales	$82.1	$88.6	$296.3	$350.8
Less:
Cost of Sales - Energy[2]	(0.3)	(0.2)	(2.6)	(7.1)
Cost of Sales - Thermal	(3.7)	(5.2)	(16.9)	(34.5)
Net Energy Sales [3]	$78.1	$83.2	$276.8	$309.2
Renewable Energy Credits[4]	5.9	7.6	27.5	27.8
Other Revenue	2.0	0.3	5.9	0.6
Total Net Revenue	$86.0	$91.1	$310.2	$337.6
Expenses & Other Income
Operating expenses	(30.5)	(31.7)	(119.0)	(114.5)
Dividend, interest, equity and other income[5]	32.8	21.6	109.3	91.2
HLBV income[6]	19.3	20.5	71.3	96.4
Divisional Operating Profit[7,8]	$107.6	$101.5	$371.8	$410.7
1Many of the Renewable Energy Group’s power purchase agreements (“PPAs”) include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.
2Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.
3This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.
4Qualifying renewable energy projects receive renewable energy certificates (“RECs”) for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.
5Includes dividends received from Atlantica Sustainable Infrasctructure plc and related parties (see Notes 8 and 16 in the annual consolidated financial statements) as well as the equity investment in the Stella, Cranell, East Raymond and West Raymond Wind Facilities.
6HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
Production tax credits (“PTCs”) are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the twelve months ended December 31, 2023, the Renewable Energy Group's eligible facilities generated 3,299.0 GW-hrs representing approximately $92.4 million in PTCs earned as compared to 4,998.9 GW-hrs representing $130.0 million in PTCs earned during the same period in 2022. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company which has lowered its overall effective tax rate.
7Certain prior year items have been reclassified to conform to current year presentation.
8This table contains a reconciliation of Divisional Operating Profit to revenue for the Renewable Energy Group. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.